Brian S. Korn
Manatt, Phelps & Phillips, LLP
Direct Dial: (212) 790-4510
BKorn@manatt.com

July 5, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Benjamin Holt and David Link
Office of Real Estate and Construction

Re:	YS RE RAF I LLC Offering Statement on Form 1-A POS
Post-qualification Amendment
Filed May 2, 2023
File No. 024-11755

Dear All:

We are submitting this letter on behalf of our client, YS RE RAF I LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 22, 2023 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Statement on Form 1-A, as submitted with the SEC on May 2, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

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July 5, 2023

Post-Qualification Amendment filed May 2, 2023

1.            Please revise to provide updated Part I information, including financial statements and outstanding securities. See Part I of Form 1-A.

Response: The Company acknowledges the comment and has updated the Part I information, including financial statements and outstanding securities.

2.            We note your Explanatory Note that the purpose of the amendment is to file the required updated financial information of Form 1-A pursuant to Rule 252(f)(2)(i). However, it appears that several fundamental changes occurred after the qualification date of the offering statement, as disclosed in your Form 1-K for the fiscal period ended December 31, 2022. More specifically, we note your disclosure that through March 31, 2023 you raised approximately $34.24 million in capital from approximately 3,000 investors. We also note that you acquired approximately $22 million of commercial real estate. Please revise to provide complete Part II information. See Rule 252(f)(2)(ii) and Part II of Form 1-A.

Response: The Company acknowledges the comment and respectfully notes that all material information regarding the Company’s operations are contained in the Company’s recently filed annual report on Form 1-K. The intent of the Offering Circular Amendment is comply with Rule 252(f)(2)(i) by including the most recent audited financial statements, filed with the Form 1-K, into the Form 1-A. We believe this rule was enacted to solve the issue that under Regulation A, incorporation by reference of future filings with the SEC does not exist. The Offering Circular Amendment is filed to notify investors that they should review the Form 1-K for the most up to date information. The purpose of the annual, semi-annual and current report under Regulation A is to prevent the need to amend and restate the offering circular periodically, which we feel may cause investor confusion since the information would be substantially duplicative to the information in the Form 1-K. However, the Company has amended and restated the Offering Circular to provide the information required by Form 1-A, as updated by the Company’s most recent financial statements.

3.            We note your Explanatory Note that the amendment incorporates by reference the financial statements of the company filed in Part II of the company's annual report on Form 1-K for the fiscal period ended December 31, 2022, which was filed on May 1, 2023. However, it appears that you have failed to comply with the general instructions of Form 1-A regarding incorporation by reference. More specifically, an issuer may only incorporate by reference previously filed financial statements if the issuer meets certain conditions, including: (i) the issuer makes the financial statement information that is incorporated by reference readily available and accessible on a website maintained by or for the issuer; and (ii) the issuer must state that it will provide to each holder of securities, including any beneficial owner, a copy of the financial statement information that has been incorporated by reference in the offering statement upon written or oral request, at no cost to the requester, and provide the issuer’s website address, including the uniform resource locator (URL) where the incorporated financial statements may be accessed. See General Instructions III.(a)(2)(B) and (C) of Form 1-A. Please revise accordingly.

Response: The Company acknowledges the comment and has added the required language to incorporate by reference to the Offering Circular Amendment. Please see page 125.

July 5, 2023

4.            We note that your Form 1-SA for the fiscal semiannual period ended June 30, 2022 and your Form 1-K for the fiscal period ended December 31, 2022 disclose investments entered into February 25, 2022 and March 4, 2022. We also note that your Form 1-A underlying the post-qualification amendment was qualified February 24, 2022. Please tell us when any diligence, discussions, negotiations, and/or other similar activities commenced in connection with the three investments entered into February 25, 2022 and March 4, 2022, respectively. To the extent such activities commenced on or before February 24, 2022, please tell us how you concluded the disclosure in your Form 1-A complied with the form requirements. Refer, for example, to Items 6, 7, and 9 of Form 1-A and Item 11 of Industry Guide 5. Additionally, please provide us with the significance tests performed when evaluating these three acquisitions in determining that standalone financial statements and aggregate pro forma data were not required in connection with those acquisitions.

Response: The Company acknowledges the comment. The investments described in the comment were previously entered into with our manager. Yieldstreet is a diversified investment platform that enters into real estate investment contracts in the ordinary course. Investments may be offered through debt or equity investments models to Yieldstreet’s Regulation D accredited investor retail marketplace, or to the Yieldstreet Prism Fund, a registered closed end fund. Other investments may be syndicated privately or held on the company’s balance sheet. The allocation of an investment depends on a number of complex criteria regarding the transaction, including the risk, time horizon, property developer’s track record, overall liquidity, fee and payment structure and other factors.

The process of qualifying the Offering Statement with the Staff was complex and involved multiple rounds of comment letters. The timing of the Offering Statement’s qualification was uncertain until the end. Moreover, the reception and viability of the Offering was difficult to predict, as this was Yieldstreet’s first offering under Regulation A. As a result, several investments identified and slated as initial investments by the Company were allocated away from the Company or held by the manager and Yieldstreet’s parent until the uncertainty of the launch and viability of the Offering could be assessed. Many new offerings in the market have not been as well received as the Offering, especially as the commercial real estate industry slowly rebounds from the Covid-19 pandemic. The process of “uncoupling” a project with the Company would be burdensome and complex. Adding a property to the disclosure and later removing it because the Offering was not qualified in time would also be troublesome from a disclosure perspective.

July 5, 2023

Because of that, and consistent with other real estate fund launches, no specific investments were identified in the initial Offering Statement. Instead, the Offering Statement focused on the manager’s track record and skills in evaluating potential real estate investments, and the criteria and process to be followed once the Offering was launched for additional investments to the Company’s portfolio. The Company was fortunate to have a great reception and strong launch, and so the manager decided to contribute the investments to the Company’s portfolio. The transfers to the portfolio were not probable until just prior to their contribution to the Company. The investments conform to the parameters described in the Offering Statement and the risk factors set forth therein also apply to the investments made since the Offering was qualified by the Staff. As noted above, the Company believes that naming transactions that were not closed or would not be allocated to the Company in the Offering Statement would pose a possible disclosure issue. On the other hand, numerous issuers of funds often list the strategy of the proposed fund at the outset because it would be premature and misleading to name specific transactions. It could also disrupt the real estate transactions themselves to disclose information prior to executing contracts.

The Company submits that, despite applying on its face to only registered offerings, the Offering Statement complies with the tenets of Guide 5 to the extent such information was known and complete at the time of the Offering. With respect to the concluding paragraph of Guide 11, the Company respectfully submits that no attempt was made to avoid meaningful disclosure of its investments to prospective investors, and all investments have been disclosed with specificity in subsequent filings. As noted under the heading “Experts,” the Company also relied on guidance of its auditing firm, Deloitte, in connection with the completeness of disclosure of the financial statements in the Offering Statement and compliance with the requirements of Regulation A and Form 1-A.

The Company’s audited financials are filed in the most recent Form 1-K along with the audited financial statements of the acquired real estate investment entities. The Company will endeavor to timely file all material updates to the Offering Statement in the future.

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July 5, 2023

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, Brian S. Korn

cc:          YS RE RAF I LLC

Mitchell Rosen